Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Banc Ed Corp.

Commission File Number: 0-15950

Key Communication Points | Customers & Communities

PRIVATE & CONFIDENTIAL: FOR INTERNAL BUSINESS USE ONLY

•                  This is a partnership between two, 150-year strong, local, community-minded companies with Midwestern roots and values who plan to continue longstanding commitments to providing service excellence where we work and live.

•                  Busey is the right strategic partner—one whose employee-focused culture and vision of service excellence aligns consistently with the principles TheBANK of Edwardsville was founded upon in 1868.

•                  Customers will continue being served by the same experienced, local bankers they know and trust and who have the ability to make decisions regarding their relationship. Our focus on people will not change, supporting delivery of the same high quality personal service customers have come to expect.

•                  Customers will benefit from increased banking capabilities. As we join together, our combined resources will allow us to continue delivering enhanced best-in-class products and services, new capabilities and an increased capacity to meet the growing credit needs of our communities and clients—further generating economic and community development opportunities.

•                  Customers will benefit from an expanded service geography with 82 full-service locations. TheBANK of Edwardsville customers will soon have greater access to banking and trust services across other parts of Illinois and Missouri, Indiana and SW Florida.

•                  The partnership reflects a shared belief we can out-small the bigs and out-big the smalls. We have the resources to compete with the “Big Banks” while maintaining an unwavering commitment to local community banking that each organization has embodied since 1868.

•                  Both organizations have demonstrated success in providing customer service excellence; building and maintaining strong relationships; and providing countless hours of human, social and financial capital in support of serving the communities where we live. This will continue.

•                  Customers can expect little to change right now. Prior to the bank merger, there will be no merger-related changes for Busey or TheBANK of Edwardsville customers. Communicating to customers, associates and the community will be a top priority throughout this transition.

•                  No definitive timelines can be established at this time. Assuming necessary regulatory and other approvals are granted, we anticipate merging the holding companies in Q4 2018 or   Q1 2019, and TheBANK of Edwardsville would subsequently merge into Busey Bank in Q2 or Q3 of 2019.

Member FDIC

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey Corporation (“First Busey”) and The Banc Ed Corp. (“Banc Ed”).  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and Banc Ed’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor Banc Ed undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and Banc Ed to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and Banc Ed will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Banc Ed with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national and international economy (including the impact of tariffs, a U.S. withdrawal from or significant negotiation of trade agreements, trade wars and other changes in trade regulations); (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and Banc Ed’s general business; (x) changes in interest rates and prepayment rates of First Busey’s and Banc Ed’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Banc Ed; (xvi) unexpected outcomes of existing or new litigation involving First Busey or Banc Ed; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and its business, including additional factors that could materially affect First Busey’s financial results, are included in First Busey’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Banc Ed that also constitutes a prospectus of First Busey, which will be sent to the shareholders of Banc Ed. Banc Ed’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Busey, Banc Ed and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and Banc Ed can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4556, or from Banc Ed, upon written request to The Banc Ed Corp., Attn: R.L. Plummer, Chairman of TheBANK, or by calling (618) 781-1922.

Participants in this Transaction

First Busey, Banc Ed and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about First Busey’s participants may be found in the definitive proxy statement of First Busey relating to its 2018 Annual Meeting of Stockholders filed with the SEC on April 12, 2018. This definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.